Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2019 and Declares Cash Distribution

Piraeus, Greece, February 6, 2020, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2019.

Key Events and Financial Performance

•                  Quarterly IFRS (as defined below) Reported Results and Partnership Performance Results(1) for Revenues, Loss, Adjusted Profit(2) and Adjusted EBITDA(2) of $96.5 million, ($106.4) million, $29.6 million and $68.3 million, respectively.

•                  Annual Revenues, Loss, Adjusted Profit(2) and Adjusted EBITDA(2) of $378.7 million, ($34.8) million, $118.9 million and $276.3 million, respectively.

•                  Highest-ever annual Partnership Performance Results(1) for Revenues, Adjusted Profit(2), Adjusted EBITDA(2) and Distributable cash flow(2) of $371.1 million, $116.3 million, $270.4 million and $123.1 million, respectively.

•                  As of December 31, 2019, the Partnership recognized a non-cash impairment loss of $138.8 million on its five steam turbine propulsion (“Steam”) vessels built in 2006 and 2007 due to negative market conditions.

•                  Under its unit repurchase programme of up to $25.0 million, repurchased 186,313 of the Partnership’s common units, for $2.9 million during the fourth quarter of 2019 at an average price of $15.33 per unit. Since the inception of the programme in January 2019, the Partnership has repurchased 1,171,572 common units for a total amount of $22.9 million at an average price of $19.52 per unit.

•                  Increased the amount available under the unit repurchase authority to $25.0 million.

•                  Amended covenants across existing bank facilities, as announced by GasLog Ltd. (“GasLog”) on December 16, 2019, resulting in significant improvements by aligning the covenants across all of the Partnership’s bank facilities with the revolving credit facility entered into on February 20, 2019 (the “2019 Partnership Facility”).

•                  Declared cash distribution of $0.561 per common unit for the fourth quarter of 2019, 2.0% higher than the third quarter of 2019 and the fourth quarter of 2018.

•                  Quarterly distribution coverage ratio(3) of 1.18x.

•                  Based on a revised future capital allocation strategy and in order to prioritize balance sheet strength, issued guidance that quarterly distributions per common unit are expected to be reduced to $0.125 per unit, or $0.50 on an annualized basis, beginning with the first quarter of 2020.

•                  Announced Adjusted EBITDA(2)  guidance of $230.0 to $260.0 million for 2020.

(1)              Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)              Adjusted Profit, Adjusted EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(3)              Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. Distributable cash flow is a non-GAAP financial measure and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “We delivered a strong fourth quarter for GasLog Partners, which contributed to our highest-ever annual Partnership Performance Results for Revenues, Adjusted Profit, Adjusted EBITDA and Distributable cash flow in 2019.

During the year, we increased GasLog Partners’ wholly owned fleet to 15 LNG carriers through one vessel acquisition, expanded our customer base with a new charter to a subsidiary of Gunvor Group Ltd. (“Gunvor”), retired $110.0 million of debt to end the year with a net debt to trailing 12-month Adjusted EBITDA ratio of 4.6x, and met the distribution guidance we set for 2019, returning a total of $129.8 million to our unitholders through common distributions and unit repurchases.

However, while spot rates for LNG carriers improved in 2018 and 2019 compared to prior years, the term charter market for on-the-water vessels has not developed as expected, resulting in reduced expectations for future vessel utilization and earnings, in particular for our Steam vessels after the expiry of their current term charters. Such market conditions have caused the Partnership to recognize a non-cash impairment loss of $138.8 million for its five Steam vessels built in 2006 and 2007.

In light of these reduced expectations for Steam vessel utilization and earnings, coupled with the fact that our cost of equity capital has remained elevated for a prolonged period, making funding of new acquisitions challenging, GasLog Partners will focus its capital allocation on debt repayment, prioritizing balance sheet strength for 2020. As such, the Partnership expects to reduce its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020 from $0.561 per unit for the fourth quarter of 2019. The annual common unit distribution is expected to decrease by $84.0 million, and the reduced distribution will lower the cash flow break-even rates across our fleet and enhance its competitive positioning. We believe that strengthening our balance sheet will help improve GasLog Partners’ cost of capital over time.

As reported by our general partner, GasLog, we have decided to reduce the size of the London office and to relocate a number of executives from London to Piraeus, including several members of our senior management. A decision has also been taken to reduce the already limited number of employees in Monaco. These initiatives will enhance execution, efficiency and operational excellence and meaningfully reduce overhead costs from 2021 onwards. In turn, we expect these initiatives to result in lower general and administrative costs for the Partnership.

For 2020, we are introducing Adjusted EBITDA guidance of $230.0 to $260.0 million. Our guidance reflects our fleet’s 81% charter coverage for the year and our vessel acquisition completed in 2019, while also considering our four scheduled dry-dockings and our exposure to vessels trading in the spot market and under variable rate charters, including our five vessels whose charters expire in 2020. In preparing our guidance, our assumptions are based on GasLog Partners generating approximately $200.0 million of Adjusted EBITDA from vessels with fixed-rate charters, with assumptions for the remaining $30.0 to $60.0 million of Adjusted EBITDA subject to estimates of time charter equivalent (“TCE”) rates to be earned by the seven vessels whose term charters have expired or are scheduled to expire during 2020, inclusive of the GasLog Shanghai whose charter to Gunvor is indexed to market rates. Excluding the GasLog Shanghai, these vessels are assumed to operate in the spot market for the remaining period of 2020 after the expiry of their term charters. We believe that the lower end of our guidance range reflects conservative assumptions relative to long-term average headline spot rates and utilization observed for tri-fuel diesel electric (“TFDE”) and Steam vessels, while the higher end assumes TFDE TCE earnings approximately in line with mid-cycle TFDE headline rates and an appropriate discount for Steam vessels.”

Non-Cash Impairment Loss on Vessels

A number of increasingly strong negative indicators caused the Partnership to recognize a non-cash impairment loss on its Steam vessels as of December 31, 2019. Such indicators include the difference between ship broker estimates of the fair market values and the carrying values of our Steam vessels, the lack of liquidity in the market for term employment for Steam vessels and reduced expectations for the estimated rates at which such term employment could be secured over the remaining economic life of these vessels, which may be at materially lower levels than the rates earned prior to the expiry of their initial multi-year charters with Royal Dutch Shell plc (“Shell”). The redelivery of the Methane Alison Victoria in January 2020, which is currently trading in the spot market, and the scheduled redeliveries of our four other Steam vessels prior to the end of 2020, which may also operate in the spot market rather than under term charters, together with the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, are the principal factors that caused the Partnership to recognize a non-cash impairment loss of $138.8 million in aggregate in the three and twelve months ended December 31, 2019 for the five Steam vessels owned by the Partnership (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally).

Unit Repurchase Programme

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the three months ended December 31, 2019, GasLog Partners repurchased and cancelled 186,313 of the Partnership’s common units at a weighted average price of $15.33 per common unit for a total amount of $2.9 million, including commissions. Since the authorization of the unit repurchase programme and through February 6, 2020, GasLog Partners has repurchased and cancelled a total of 1,171,572 units at a weighted average price of $19.52 per common unit for a total amount of $22.9 million, including commissions. On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme in an amount of $23.0 million taking the total authority outstanding under the programme to $25.0 million which may be utilized from February 10, 2020 to December 31, 2021.

ATM Common Equity Offering Programme (“ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent. On February 26, 2019, the size of the ATM Programme was further increased from $144.0 million to $250.0 million.

No issuances of common units were made under the ATM Programme in 2019. Since the commencement of the ATM Programme through February 6, 2020, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended				For the year ended

(All amounts expressed in thousands of U.S. dollars)	December 31, 2018	December 31, 2019	% change		December 31, 2018	December 31, 2019	% change
Revenues	94,575	96,512	2%		383,201	378,687	(1%	)
Profit/(loss)	25,060	(106,362)	(524%	)	128,046	(34,769)	(127%	)
Earnings/(loss) per unit (“EPU”), common (basic)	0.30	(2.37)	(890%	)	1.77	(1.43)	(181%	)
Adjusted Profit(2)	35,495	29,646	(16%	)	130,357	118,925	(9%	)
Adjusted EBITDA(2)	75,102	68,255	(9%	)	285,944	276,294	(3%	)
Adjusted EPU, common (basic)(2)	0.51	0.46	(10%	)	1.85	1.82	(2%	)

(1)                “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)                Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

There were 1,348 and 5,397 revenue operating days for the quarter and the year ended December 31, 2019, respectively, as compared to 1,312 and 5,275 revenue operating days for the quarter and the year ended December 31, 2018, respectively. The increase in revenue operating days compared to the same period in 2018 is mainly attributable to decreased off-charter days for the vessels not operating under a time charter and decreased off-hire days for dry-dockings.

The decrease in profit to a loss of $106.4 million in the fourth quarter of 2019 as compared to the same period in 2018 is mainly attributable to an impairment loss on vessels of $138.8 million recognized in the fourth quarter of 2019 and an increase in vessel operating costs of $4.7 million (primarily due to increased maintenance costs during the fourth quarter of 2019), partially offset by a decrease of $13.3 million in mark-to-market loss on derivatives (a loss of $10.4 million in the fourth quarter of 2018 compared to a gain of $2.9 million in the same period in 2019).

The decrease in profit to a loss of $34.8 million for the year ended December 31, 2019 as compared to the same period in 2018 is mainly attributable to the impairment loss of $138.8 million mentioned above, an increase in mark-to-market loss on derivatives of $12.4 million, a $7.2 million decrease in total revenues (revenues and net pool allocation), mainly attributable to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the Methane Jane Elizabeth in May 2018, June 2018, September 2018 and October 2019, respectively, partially offset by the decreased off-hire days due to scheduled dry-dockings, and an increase in vessel operating costs of $3.0 million.

	Partnership Performance Results(1)
	For the three months ended				For the year ended

(All amounts expressed in thousands of U.S. dollars)	December 31, 2018	December 31, 2019	% change		December 31, 2018	December 31, 2019	% change
Revenues	83,134	96,512	16%		316,991	371,127	17%
Profit/(loss)	20,424	(106,362)	(621%	)	102,597	(37,419)	(136%	)
EPU, common (basic)	0.30	(2.37)	(890%	)	1.77	(1.43)	(181%	)
Adjusted Profit(2)	30,859	29,646	(4%	)	104,908	116,275	11%
Adjusted EBITDA(2)	65,716	68,255	4%		233,656	270,438	16%
Adjusted EPU, common (basic) (2)	0.51	0.46	(10%	)	1.85	1.82	(2%	)
Distributable cash flow(2)	31,401	31,781	1%		108,945	123,108	13%
Cash distributions declared	26,929	26,862	(0.2%	)	101,189	106,850	6%

(1)                “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)                Adjusted Profit, Adjusted EBITDA, Adjusted EPU and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

With respect to the Partnership Performance Results, there were 1,348 and 5,307 revenue operating days for the quarter and the year ended December 31, 2019, as compared to 1,175 and 4,476 revenue operating days for the quarter and the year ended December 31, 2018. The increase in revenue operating days compared to the same period in 2018 is mainly attributable to the drop-downs of the GasLog Gibraltar on April 26, 2018, the Methane Becki Anne on November 14, 2018 and the GasLog Glasgow on April 1, 2019.

The decrease in profit to a loss of $106.4 million in the fourth quarter of 2019 as compared to the same period in 2018 is mainly attributable to an impairment loss on vessels of $138.8 million recognized in the fourth quarter of 2019, partially offset by a decrease of $13.3 million in mark-to-market loss on derivatives (a loss of $10.4 million in the fourth quarter of 2018 compared to a gain of $2.9 million in the same period in 2019).

The decrease in profit to a loss of $37.4 million in the year ended December 31, 2019 as compared to the same period in 2018 is mainly attributable to the impairment loss discussed above.

Despite the increase in the declared distribution per unit, the marginal decrease in total cash distributions in absolute terms declared in the fourth quarter of 2019 as compared to the fourth quarter of 2018 is due to the decrease in the number of outstanding common units due to the repurchases of common units by GasLog Partners during 2019.

Preference Unit Distributions

On November 14, 2019, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The cash distributions were paid on December 16, 2019 to all unitholders of record as of December 9, 2019.

Common Unit Distribution

On February 5, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.561 per common unit for the quarter ended December 31, 2019. The cash distribution is payable on February 21, 2020 to all unitholders of record as of February 18, 2020.

Liquidity and Financing

As of December 31, 2019, we had $96.9 million of cash and cash equivalents, of which $36.5 million was held in current accounts and $60.4 million was held in time deposits with an original duration of less than three months.

In the three months ended December 31, 2019, GasLog Partners repurchased and cancelled 186,313 common units at a weighted average price of $15.33 under its unit repurchase programme authorized in January 2019, for a total amount of $2.9 million, including commissions. Since the authorization of the unit repurchase programme and through February 6, 2020, GasLog Partners has repurchased and cancelled a total of 1,171,572 units at a weighted average price of $19.52 per common unit for a total amount of $22.9 million, including commissions. As of February 6, 2020, the unutilized portion of the unit repurchase programme was $2.1 million.

In December 2019, GasLog Partners amended a number of its bank facilities to align the financial and non-financial covenants across all of its bank facilities with the 2019 Partnership Facility entered into on February 20, 2019. Most notably, the amendments decreased minimum liquidity requirements from 3.0% of total indebtedness to a flat amount of $45.0 million and removed the debt-to-service coverage ratio covenant.

As of December 31, 2019, we had an aggregate of $1,346.0 million of borrowings outstanding under our credit facilities, of which $109.8 million is repayable within one year. In addition, as of December 31, 2019, we had unused availability under our revolving credit facilities of $57.9 million. The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 45.8% of its floating interest rate exposure on its outstanding debt as of December 31, 2019, at a weighted average interest rate of approximately 2.1% (excluding margin).

Furthermore, the Partnership has in place 18 forward foreign exchange contracts with GasLog with a notional value of €24.3 million and 9 forward foreign exchange contracts with GasLog with a notional value of S$2.3 million, with staggered maturities within 2020, to mitigate its foreign exchange transaction exposure in its operating expenses.

As of December 31, 2019, our current assets totaled $109.4 million and current liabilities totaled $186.7 million, resulting in a negative working capital position of $77.3 million. Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Our Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Alison Victoria	2007	145,000	Spot Market	Steam	—	—
2	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
3	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
4	GasLog Sydney	2013	155,000	Cheniere Energy Inc. (“Cheniere”)	TFDE	June 2020	2020-2021 (1)
5	Methane Jane Elizabeth	2006	145,000	Trafigura (2)	Steam	November 2020 (2)	2021–2024 (3)
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028 (4)
10	GasLog Shanghai	2013	155,000	Gunvor (5)	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (6)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (6)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (7)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)

(1)                Charterer may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)                In March 2018, GasLog Partners secured a one-year charter with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for the Methane Jane Elizabeth (as nominated by the Partnership), which commenced in November 2019.

(3)                Charterer may extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)                Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)                The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).

(6)                Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)                Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)                Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

LNG Market Update and Outlook

LNG demand, as estimated by Wood Mackenzie, is expected to have increased by 11% to 351 million tonnes (“mt”) in 2019, from 316 mt, in 2018. European demand accounted for most of the growth, increasing over 31 mt (61%) year-over-year. European demand was driven by a combination of declining domestic production, continued coal-to-gas switching for power generation, and inventory restocking. In North Asia, demand from Japan, South Korea and Taiwan declined by approximately 8 mt or 6%, while demand from China increased by 7 mt or 13%. Wood Mackenzie forecasts global LNG demand growth of over 90 mt between 2019 and 2025, a compound annual growth of approximately 4%. This growth is expected to be broad-based, with South East Asia (excluding India) accounting for approximately 46% and China, Latin America and India expected to account for 27%, 11% and 10%, respectively.

Wood Mackenzie estimates 2019 LNG supply of 364 mt, a 38 mt increase (12%) over 2018. During the year, new production started in the United States (Cameron Train 1, Corpus Christi LNG Train 2 and Freeport LNG Train 1) and Australia (Prelude). Supply from existing liquefaction facilities in Australia, Russia, Nigeria and Abu Dhabi also increased while downtime and/or underperformance at existing facilities in Equatorial Guinea, Indonesia and Malaysia partially offset these gains.

Based on Wood Mackenzie’s current forecasts, 2020 is anticipated to be another strong year for LNG production growth, with supply expected to increase by 26 mt to 390 mt, a 7% increase on 2019. This includes new production from Elba Island, Cameron and Freeport LNG in the United States, Yamal in Russia and the continued ramp-up of projects which were brought onstream in 2019.

During 2019, six new LNG liquefaction projects with a combined capacity of approximately 79 million tonnes per annum (“mtpa”) reached Final Investment Decision (“FID”), a record year for the sanctioning of new LNG projects and underpinning further LNG supply growth during the next decade. Projects which reached FID include Golden Pass (16 mtpa), Calcasieu Pass (10 mtpa) and Sabine Pass Train 6 (4.5 mtpa) in the United States, Mozambique LNG (12.9 mtpa) in Mozambique, Arctic LNG-2 in Russia (19.8 mtpa) and Nigeria LNG Train 7 (8 mtpa including debottlenecking of existing trains) in Nigeria. Wood Mackenzie anticipates at least another 50 mtpa of new LNG capacity will reach FID during 2020.

In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $70,000 per day in 2019, a 23% decrease on 2018 levels. Low gas prices during much of 2019 limited the arbitrage opportunities for transporting LNG between the Atlantic and Pacific basins. However, the market balance remains tight, as evidenced by the quick run up in TFDE rates in the fourth quarter of 2019 when they reached a peak of $140,000 per day in November, following a marked decrease in spot ship availability. While headline spot rates in the first quarter of 2020 to date have fallen from their peaks in the fourth quarter of 2019, current headline rates are in line with or above the comparable dates of recent years. According to Poten, 57 term charters between 6 months and 7 years were reported in 2019, a decrease of 22% over 2018, of which 25 were for TFDE vessels and 12 were for Steam vessels. The term charter market for Steam vessels continues to be significantly less liquid than that for TFDEs.

Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $65,000 per day and $43,500 per day, respectively. While the short-term outlook for TFDE vessel demand through the second half of 2020 and into early 2021 is supportive, given continued growth in LNG supply, the very weak current prices and forward curves for natural gas in the key markets of North Asia and Europe are likely to result in shorter average voyage distances and lower shipping requirements, as there is limited scope for inter-basin arbitrage trading. The recent coronavirus outbreak has also introduced uncertainty regarding demand for LNG over the near-term, particularly in China. In addition, spot rates are likely to be prone to further periods of seasonality and volatility similar to those seen during 2019.

As of February 4, 2020, the orderbook totals 118 dedicated LNG carriers (>100,000 cbm), following 48 newbuilding orders in 2019, according to estimates from Poten. This represents 22% of the on the water fleet, approximately in line with the beginning of 2019. Of these, 74 vessels (or 63%) have multi-year charters.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization after December 31, 2019:

	For the years ending December 31,
	2020	2021	2022	2023	2024-2026	Total

Contracted time charter revenues(1)(2)(3)(4)(5)	$295.4	$197.1	$162.0	$139.6	$151.2	$945.3
Total contracted days(1)(2)	4,348	2,772	2,159	1,672	1,763	12,714
Total available days(6)	5,370	5,325	5,475	5,355	16,110	37,635
Total unfixed days(7)	1,022	2,553	3,316	3,683	14,347	24,921
Percentage of total contracted days/total available days	81.0%	52.1%	39.4%	31.2%	10.9%	33.8%

(1)      Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of December 31, 2019.

(2)      Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)      For time charters that include a fixed operating cost component, subject to annual escalation, revenue calculations include that fixed annual escalation. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(4)      For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(5)      Revenue calculations assume no exercise of any option to extend the terms of the charters.

(6)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(7)      Unfixed days represent available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of December 31, 2019. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 26, 2019. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Conference Call

GasLog Partners and GasLog will host a joint conference call to discuss their results for the fourth quarter of 2019 at 8:30 a.m. EST (1:30 p.m. GMT) on Thursday, February 6, 2020. Andrew Orekar, Chief Executive Officer of GasLog Partners, and Paul Wogan, Chief Executive Officer of GasLog, will review the operational and financial performance of both companies. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 2692918

A live webcast of the conference call will also be available on the Investor Relations page of both the GasLog Partners (http://www.gaslogmlp.com/investors) and GasLog (http://www.gaslogltd.com/investors) websites.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations pages of the companies’ websites at http://www.gaslogmlp.com/investors and http://www.gaslogltd.com/investors.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions and the impact of cash distribution reductions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions, only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  fluctuations in exchange rates, especially the U.S. dollar and Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 26, 2019, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Philip Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and December 31, 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2018	December 31, 2019
Assets
Non-current assets
Other non-current assets	850	128
Derivative financial instruments	5,116	—
Vessels	2,509,283	2,286,430
Right-of-use assets	—	1,033
Total non-current assets	2,515,249	2,287,591
Current assets
Trade and other receivables	13,811	7,147
Inventories	3,379	3,353
Due from related parties	14,540	—
Prepayments and other current assets	1,245	1,597
Derivative financial instruments	4,615	372
Short-term investments	10,000	—
Cash and cash equivalents	133,370	96,884
Total current assets	180,960	109,353
Total assets	2,696,209	2,396,944
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	73,134	—
Common unitholders (45,448,993 units issued and outstanding as of December 31, 2018 and 46,860,182 units issued and outstanding as of December 31, 2019)	812,863	606,811
Class B unitholders (nil units issued and outstanding as of December 31, 2018 and 2,490,000 units issued and outstanding as of December 31, 2019)	—	—
General partner (927,532 units issued and outstanding as of December 31, 2018 and 1,021,336 units issued and outstanding as of December 31, 2019)	13,289	11,271
Incentive distribution rights (“IDR”)	5,176	—
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018 and December 31, 2019)	348,331	347,889
Total partners’ equity	1,252,793	965,971
Current liabilities
Trade accounts payable	7,626	16,630
Due to related parties	2,623	5,642
Derivative financial instruments	1,253	2,607
Other payables and accruals	60,671	51,570
Borrowings—current portion	440,389	109,822
Lease liabilities—current portion	—	472
Total current liabilities	512,562	186,743
Non-current liabilities
Derivative financial instruments	3,543	6,688
Borrowings—non-current portion	925,411	1,236,202
Lease liabilities—non-current portion	—	414
Other non-current liabilities	1,900	926
Total non-current liabilities	930,854	1,244,230
Total partners’ equity and liabilities	2,696,209	2,396,944

Unaudited condensed consolidated statements of profit or loss

For the three-month periods and the years ended December 31, 2018 and December 31, 2019

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the years ended
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Revenues	94,575	96,512	383,201	378,687
Net pool allocation	3,277	—	3,700	1,058
Voyage expenses and commissions	(897)	(1,761)	(7,506)	(7,308)
Vessel operating costs	(16,767)	(21,447)	(73,697)	(76,742)
Depreciation	(22,126)	(22,483)	(87,584)	(89,309)
General and administrative expenses	(5,086)	(5,049)	(19,754)	(19,401)
Impairment loss on vessels	—	(138,848)	—	(138,848)
Profit/(loss) from operations	52,976	(93,076)	198,360	48,137
Financial costs	(18,601)	(16,348)	(72,714)	(71,998)
Financial income	730	329	2,448	1,887
(Loss)/gain on derivatives	(10,045)	2,733	(48)	(12,795)
Total other expenses, net	(27,916)	(13,286)	(70,314)	(82,906)
Profit/(loss) for the year	25,060	(106,362)	128,046	(34,769)
Less:
Profit attributable to GasLog’s operations	(4,636)	—	(25,449)	(2,650)
Profit/(loss) attributable to Partnership’s operations	20,424	(106,362)	102,597	(37,419)
Partnership’s profit/(loss) attributable to:
Common units	13,600	(111,514)	75,879	(66,268)
General partner units	278	(2,430)	1,602	(1,479)
Incentive distribution rights	—	—	2,618	—
Preference units	6,546	7,582	22,498	30,328

Earnings/(loss) per unit for the period (basic and diluted):
Common unit (basic)	0.30	(2.37)	1.77	(1.43)
Common unit (diluted)	0.30	(2.37)	1.76	(1.43)
General partner unit	0.30	(2.38)	1.83	(1.52)

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2018 and December 31, 2019

(All amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2018	December 31, 2019

Cash flows from operating activities:
Profit/(loss) for the year	128,046	(34,769)
Adjustments for:
Depreciation	87,584	89,309
Impairment loss on vessels	—	138,848
Financial costs	72,714	71,998
Financial income	(2,448)	(1,887)
Unrealized loss on derivatives held for trading	1,411	13,858
Share-based compensation	1,034	1,158
Realized foreign exchange losses	—	542
	288,341	279,057

Movements in working capital	(28,471)	27,763
Cash provided by operations	259,870	306,820
Interest paid	(63,227)	(67,759)
Net cash provided by operating activities	196,643	239,061
Cash flows from investing activities:
Payments for vessels’ additions	(24,177)	(13,940)
Return of capital expenditures	—	7,465
Financial income received	2,361	1,950
Purchase of short-term investments	(38,000)	(33,000)
Maturity of short-term investments	28,000	43,000
Net cash (used in)/provided by investing activities	(31,816)	5,475
Cash flows from financing activities:
Borrowings drawdowns	25,940	445,000
Borrowings repayments	(209,336)	(465,195)
Payment of loan issuance costs	(153)	(6,173)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	62,516	1,996
Proceeds from public offering of preference units (net of underwriting discounts and commissions)	208,394	—
Repurchases of common units	—	(22,890)
Payment of offering costs	(915)	(1,670)
Cash distributions to GasLog in exchange for contribution of net assets	(128,482)	(93,646)
Payments for IDR modification (including third-party fees)	(25,002)	—
Distributions paid	(118,094)	(137,953)
Payments for lease liabilities	—	(491)
Net cash used in financing activities	(185,132)	(281,022)
Decrease in cash and cash equivalents	(20,305)	(36,486)
Cash and cash equivalents, beginning of the year	153,675	133,370
Cash and cash equivalents, end of the year	133,370	96,884

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-fourteen Ltd. (the owner of the GasLog Gibraltar), GAS-twenty seven Ltd. (the owner of the Methane Becki Anne) and GAS-twelve Ltd. (the owner of the GasLog Glasgow), for the periods prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on April 26, 2018,  November 14, 2018 and April 1, 2019, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended December 31, 2018			For the year ended December 31, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	11,441	83,134	94,575	66,210	316,991	383,201
Net pool allocation	—	3,277	3,277	—	3,700	3,700
Voyage expenses and commissions	(144)	(753)	(897)	(828)	(6,678)	(7,506)
Vessel operating costs	(1,781)	(14,986)	(16,767)	(12,245)	(61,452)	(73,697)
Depreciation	(2,445)	(19,681)	(22,126)	(14,433)	(73,151)	(87,584)
General and administrative expenses	(130)	(4,956)	(5,086)	(849)	(18,905)	(19,754)
Profit from operations	6,941	46,035	52,976	37,855	160,505	198,360
Financial costs	(2,316)	(16,285)	(18,601)	(12,456)	(60,258)	(72,714)
Financial income	11	719	730	50	2,398	2,448
Loss on derivatives	—	(10,045)	(10,045)	—	(48)	(48)
Total other expenses, net	(2,305)	(25,611)	(27,916)	(12,406)	(57,908)	(70,314)
Profit for the period	4,636	20,424	25,060	25,449	102,597	128,046

	For the three months ended December 31, 2019			For the year ended December 31, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	96,512	96,512	7,560	371,127	378,687
Net pool allocation	—	—	—	—	1,058	1,058
Voyage expenses and commissions	—	(1,761)	(1,761)	(95)	(7,213)	(7,308)
Vessel operating costs	—	(21,447)	(21,447)	(1,513)	(75,229)	(76,742)
Depreciation	—	(22,483)	(22,483)	(1,490)	(87,819)	(89,309)
General and administrative expenses	—	(5,049)	(5,049)	(96)	(19,305)	(19,401)
Impairment loss on vessels	—	(138,848)	(138,848)	—	(138,848)	(138,848)
(Loss)/profit from operations	—	(93,076)	(93,076)	4,366	43,771	48,137
Financial costs	—	(16,348)	(16,348)	(1,730)	(70,268)	(71,998)
Financial income	—	329	329	14	1,873	1,887
Gain/(loss) on derivatives	—	2,733	2,733	—	(12,795)	(12,795)
Total other expenses, net	—	(13,286)	(13,286)	(1,716)	(81,190)	(82,906)
(Loss)/profit for the period	—	(106,362)	(106,362)	2,650	(37,419)	(34,769)

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees and (c) impairment loss on vessels. Adjusted EPU, represents earnings attributable to unitholders before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees and (c) impairment loss on vessels. EBITDA, Adjusted EBITDA, Adjusted Profit, and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees and impairment loss on vessels, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. In the current period, impairment has been excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit, and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

The Adjusted EBITDA guidance for 2020 is based on the following assumptions:

•                                          timely receipt of charter hire specified in the fixed-rate or spot charter contract;

•                                          utilization of 363 days per year and 35 off-hire days due to dry-docking and ballast water treatment installation;

•                                          vessel operating and supervision costs and voyage expenses and commissions per current internal estimates;

•                                          general and administrative expenses based on management’s current internal estimates;

•                                          estimates of TCE rates to be earned by the seven vessels whose term charters have expired or are scheduled to expire during 2020; and

•                                          that the six vessels whose term charters have expired or are scheduled to expire during 2020 (excluding the GasLog Shanghai) are to operate in the spot market for the remaining period of 2020 after the expiry of their term charters.

We believe that the lower end of our guidance range reflects conservative assumptions relative to long-term average headline spot rates and utilization observed for TFDE and Steam vessels, while the higher end assumes TFDE TCE earnings approximately in line with mid-cycle TFDE headline rates and an appropriate discount for Steam vessels.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual EBITDA for the entities owning the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of the Partnership’s management, was prepared on a reasonable basis and reflects the best currently available estimates and judgments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this press release are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the period	25,060	(106,362)	20,424	(106,362)
Depreciation	22,126	22,483	19,681	22,483
Financial costs	18,601	16,348	16,285	16,348
Financial income	(730)	(329)	(719)	(329)
Loss/(gain) on derivatives	10,045	(2,733)	10,045	(2,733)
EBITDA	75,102	(70,593)	65,716	(70,593)
Impairment loss on vessels	—	138,848	—	138,848
Adjusted EBITDA	75,102	68,255	65,716	68,255

	For the years ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the year	128,046	(34,769)	102,597	(37,419)
Depreciation	87,584	89,309	73,151	87,819
Financial costs	72,714	71,998	60,258	70,268
Financial income	(2,448)	(1,887)	(2,398)	(1,873)
Loss on derivatives	48	12,795	48	12,795
EBITDA	285,944	137,446	233,656	131,590
Impairment loss on vessels	—	138,848	—	138,848
Adjusted EBITDA	285,944	276,294	233,656	270,438

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the period	25,060	(106,362)	20,424	(106,362)
Non-cash loss/(gain) on derivatives	10,435	(2,840)	10,435	(2,840)
Impairment loss on vessels	—	138,848	—	138,848
Adjusted Profit	35,495	29,646	30,859	29,646

	For the years ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the year	128,046	(34,769)	102,597	(37,419)
Non-cash loss on derivatives	1,411	13,858	1,411	13,858
Write-off and accelerated amortization of unamortized loan fees	900	988	900	988
Impairment loss on vessels	—	138,848	—	138,848
Adjusted Profit	130,357	118,925	104,908	116,275

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the period	25,060	(106,362)	128,046	(34,769)
Less:
Profit attributable to GasLog’s operations	(4,636)	—	(25,449)	(2,650)
Profit/(loss) attributable to Partnership’s operations	20,424	(106,362)	102,597	(37,419)
Adjustment for:
Paid and accrued preference unit distributions	(6,546)	(7,582)	(22,498)	(30,328)
Partnership’s profit/(loss) attributable to:	13,878	(113,944)	80,099	(67,747)
Common units	13,600	(111,514)	75,879	(66,268)
General partner units	278	(2,430)	1,602	(1,479)
Incentive distribution rights	—	N/A	2,618	—
Weighted average units outstanding (basic)
Common units	45,399,044	46,986,958	42,945,432	46,272,598
General partner units	925,912	1,021,336	876,255	975,531
EPU (basic)
Common units	0.30	(2.37)	1.77	(1.43)
General partner units	0.30	(2.38)	1.83	(1.52)

	For the three months ended		For the years ended
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the period	25,060	(106,362)	128,046	(34,769)
Less:
Profit attributable to GasLog’s operations	(4,636)	—	(25,449)	(2,650)
Profit/(loss) attributable to Partnership’s operations	20,424	(106,362)	102,597	(37,419)
Adjustment for:
Paid and accrued preference unit distributions	(6,546)	(7,582)	(22,498)	(30,328)
Partnership’s profit/(loss) used in EPU calculation	13,878	(113,944)	80,099	(67,747)
Non-cash loss/(gain) on derivatives	10,435	(2,840)	1,411	13,858
Write-off and accelerated amortization of unamortized loan fees	—	—	900	988
Impairment loss on vessels	—	138,848	—	138,848
Adjusted Partnership’s profit/(loss) used in EPU calculation attributable to:	24,313	22,064	82,410	85,947
Common units	23,035	21,593	79,322	84,168
General partner units	486	471	1,648	1,779
Incentive distribution rights	792	N/A	1,440	—
Weighted average units outstanding (basic)
Common units	45,399,044	46,986,958	42,945,432	46,272,598
General partner units	925,912	1,021,336	876,255	975,531
Adjusted EPU (basic)
Common units	0.51	0.46	1.85	1.82
General partner units	0.53	0.46	1.88	1.82

Distributable Cash Flow

Distributable cash flow means Adjusted EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2018(1)	December 31, 2019(1)(4)	December 31, 2018(1)	December 31, 2019(1)
Partnership’s profit/(loss) for the period	20,424	(106,362)	102,597	(37,419)
Depreciation	19,681	22,483	73,151	87,819
Financial costs	16,285	16,348	60,258	70,268
Financial income	(719)	(329)	(2,398)	(1,873)
Loss/(gain) on derivatives	10,045	(2,733)	48	12,795
EBITDA	65,716	(70,593)	233,656	131,590
Impairment loss on vessels	—	138,848	—	138,848
Adjusted EBITDA	65,716	68,255	233,656	270,438
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(14,667)	(15,036)	(52,876)	(62,507)
Dry-docking capital reserve (2)	(3,675)	(4,170)	(13,890)	(16,392)
Replacement capital reserve (2)	(9,430)	(9,686)	(35,450)	(38,103)
Paid and accrued preferred equity distribution	(6,543)	(7,582)	(22,495)	(30,328)
Distributable cash flow	31,401	31,781	108,945	123,108
Other reserves (3)	(4,472)	(4,919)	(7,756)	(16,258)
Cash distribution declared	26,929	26,862	101,189	106,850

(1)              Excludes amounts related to GAS-fourteen Ltd., the owner of the GasLog Gibraltar, GAS-twenty seven Ltd., the owner of the Methane Becki Anne and GAS-twelve Ltd., the owner of the GasLog Glasgow, for the periods prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)              Effective January 1, 2019, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect the upward movement of the London Interbank Offered Rate (“LIBOR”) rates.

(3)              Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(4)              For the three months ended December 31, 2019, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of December 31, 2019. Despite the increase in the declared distribution per unit, the marginal decrease in total cash distributions in absolute terms declared in the fourth quarter of 2019 as compared to the fourth quarter of 2018 is due to the decrease in the number of outstanding common units due to the repurchases of common units by GasLog Partners during 2019.